CXFFEEBLACK
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 **closetheracialwealthgap** was invited to be a collaborator but hasn't accepted yet.

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cxffeeblack 🤯 We PASSED 18k in 3 HOURS???? Investment q&a with @closetheracialwealthgap

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kayy_niccole 🔥 🔥 🔥

revelstratford 👏🏻 👏🏻 👏🏻 🔥 🔥

cxffeeblack Wefunder legal disclosure for more info. https://help.wefunder.com/testing-the-waters-legal-disclosure

5 days ago